Exhibit 99.1

OCTOBER 5, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
ANNOUNCES 2020 THIRD QUARTER
SALES AND PROVIDES ASSET UPDATE

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce the 2020 third quarter sales figures and provide an asset update of recent developments from the Company’s royalty portfolio.

SANDSTORM SELLS 12,100 GOLD EQUIVALENT OUNCES IN Q3 2020

The Company has sold approximately 12,100 attributable gold equivalent ounces1 and realized preliminary revenue2 of $23.3 million during the three months ended September 30, 2020. Preliminary cost of sales, excluding depletion2 for the three month period, was $3.1 million resulting in record cash operating margins1 of approximately $1,670 per attributable gold equivalent ounce1.

HOD MADEN PROJECT UPDATE

Lidya Madencilik Sanayi ve Ticaret A.S., the majority owner and operator of the Hod Maden project in Turkey, has been steadily advancing the project during 2020. A draft of the final Environmental Impact Assessment (“EIA”) is expected to be submitted in the fourth quarter of 2020 and a final EIA completed in the first quarter of 2021. Road upgrades are expected to begin in the fourth quarter of 2020. Due to COVID-19 related delays, the Feasibility Study is expected to be completed by the end of the first quarter of 2021, with first production projected for the fourth quarter of 2023.

LUNDIN GOLD RECEIVES EXPLORATION PERMIT FOR BARBASCO TARGET

Lundin Gold Inc. (“Lundin Gold”) announced in mid-September that they received an exploration permit for their Barbasco target, which is located approximately seven kilometres south of the Fruta del Norte mine. Barbasco is within the same basin with similar structural setting and surface expression as the Fruta del Norte deposit. The target is 3.8 kilometres in length. Lundin Gold is planning a 6,000 metre drill program on Barbasco in the fourth quarter of 2020.

During the second quarter of 2020, Lundin Gold closed a C$57.5 million bought deal financing. The net proceeds will be used to study increased throughput, future resource expansion, and for general working capital purposes. The initial technical results of the internal throughput expansion studies are expected to be completed late in the third quarter of 2020 and Lundin Gold is evaluating implementation in 2021.

For more information, visit the Lundin Gold website at www.lundingold.com and see the press releases dated June 11, 2020 and September 14, 2020. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

LUNDIN MINING ANNOUNCES TEMPORARY INTERRUPTION OF PROCESSING ACTIVITIES AT CHAPADA MINE

Lundin Mining Corporation (“Lundin Mining”) announced that processing activities have been interrupted at the Chapada mine in Brazil after the operation suffered a power outage on September 27, 2020. When the power was restored, the protection system at the operation’s main electrical substation failed, resulting in significant damage to the SAG and ball mill motors.

Lundin Mining anticipates that they will be able to resume partial processing within one week using two spare motors and expect that the rate of production would be approximately 30% of normal production capacity, based on past experience operating the SAG mill circuit without the ball mill. A return to full capacity is currently expected to be achieved within 60 days.

For more information, visit the Lundin Mining website at www.lundinmining.com and see the press releases dated September 27, 2020 and September 29, 2020.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

LOBO-MARTE PRE-FEASIBILITY STUDY RESULTS RELEASE

Kinross Gold Corporation (“Kinross”) announced the results of the Pre-Feasibility Study (“PFS”) for their Lobo-Marte project in Chile. The PFS adds 6.4 million ounces of Probable Reserves (146.8 Mt @ 1.4 g/t gold, based on $1,400/oz gold price cut-off grade) with an estimated potential total life-of-mine production of approximately 4.5 million ounces of gold over a 15 year mine life. Subject to a positive development decision, construction could begin in 2025 with first production in 2027. Kinross plans to start a feasibility study later this year and expects it to be completed in the fourth quarter of 2021.

For more information, visit the Kinross website at www.kinross.com and see the press release dated July 15, 2020. Sandstorm has a 1.05% NSR royalty on the Lobo-Marte project.

SUN PEAK METALS ANNOUNCES RESULTS FROM INITIAL DRILL PROGRAM IN ETHIOPIA AND BEGINS TRADING ON TSXV

Sun Peak Metals Corp. (“Sun Peak”) announced results from their diamond drill program on the Meli and Terer licenses in Ethiopia. The drill program consisted of 19 drill holes totaling 2,167 metres on three targets. All seven drill holes on the Meli target intercepted gold and copper mineralization, demonstrating the potential to host significant volcanogenic massive sulphide gold and copper deposits. The Keel and Argo targets on the Terer license each received six drill holes.

Highlight drill results include:

Meli Target

•	ML-001: 15.3 metres of 3.2 g/t gold, 25.0 g/t silver, 2.2% copper and 1.4% zinc from 55.6 metres;
•	ML-002: 37.2 metres of 2.5 g/t gold, 29.4 g/t silver, 2.4% copper and 1.3% zinc from 47.4 metres;
•	ML-003: 35.4 metres of 2.5 g/t gold, 22.3 g/t silver, 1.8% copper and 1.5% zinc from 87.4 metres.

Keel Target

•	KL-006: 17.9 metres of 4.0 g/t gold, 45.5 g/t silver, 1.4% copper and 1.6% zinc from 160.5 metres.

Argo Target

•	AR-001: 6.6 metres of 1.3 g/t gold, 54.3 g/t silver, 6.3% copper and 1.7% zinc from 10.7 metres;
•	AR-005: 13.2 metres of 1.4 g/t gold, 16.9 g/t silver, 1.1% copper and 1.7% zinc from 49.1 metres.

Sun Peak began trading on the TSX-Venture Exchange on August 17th under the symbol PEAK.V. They have approximately C$11.5 million in cash and are well funded for their second drill program scheduled to begin in October 2020. The program will consist of approximately 8,000 metres of diamond drilling utilizing three drill rigs.

Sun Peak estimates the mineralized intercepts true thicknesses are 60-75% of the drill core intercepts reports. For more information and for complete drill results, visit the Sun Peak website at www.sunpeakmetals.com and see the press releases dated June 18, 2020 and September 3, 2020. Sandstorm has 1.0% NSR royalties on Sun Peak’s Ethiopian projects.

ERDENE ANNOUNCES BANKABLE FEASIBILITY STUDY RESULTS AND RAISES C$20 MILLION

Erdene Resource Development Corp. (“Erdene”) announced the results of a Feasibility Study (“FS”) for the Bayan Khundii project in Mongolia. The FS contemplates a high-grade open pit mine using conventional crushing and grinding, leach and carbon-in-pulp plant with processing capacity of 1,800 tonnes per day. Gold recovery is estimated at 93% and average annual gold production of 63,500 ounces is expected over a six year mine life. Production is expected to commence in 2022 based on the current project schedule.

In August 2020, Erdene closed a C$20 million financing, led by a strategic C$15 million investment from Eric Sprott. The proceeds will be used to continue exploration to expand resources and to initiate early construction works at Bayan Khundii.

For more information visit the Erdene website at www.erdene.com and see the press releases dates July 20, 2020 and August 17, 2020. Sandstorm has a 1.0% NSR royalty on the Bayan Khundii project.

BONTERRA RESUMES 2020 EXPLORATION PROGRAM AND INCREASES BULK SAMPLE AT MOROY PROJECT

Bonterra Resources Inc. (“Bonterra”) announced in mid-July that they have resumed their 2020 drill program at the Moroy, Gladiator and Barry projects. Bonterra has 56,000 metres of drilling planned for the remainder of 2020 including 20,000 metres of surface and underground drilling at Moroy, 16,000 metres at Gladiator and 20,000 metres at Barry. Objectives for the exploration program include in-fill drilling, resource expansion and exploration along know deposits and regional trends.

The previously announced 5,000 tonnes bulk sample at the Moroy project has increased to 10,000 tonnes after receiving approval from the Ministry of Energy and Natural Resources. Bonterra requested the increase following initial long-hole drilling results that indicated the mineralized zone was thicker than initially expected. Results of the bulk sample are expected to be announced in the fourth quarter of 2020.

For more information, visit the Bonterra website at www.btrgold.com and see the press releases dated July 14, 2020 and July 30, 2020. Sandstorm has a 3.9%–4.9% NSR on the Moroy/Bachelor Lake project, a 3.9%–4.9% NSR on the Barry project and a 1.0% NSR on a portion of the Gladiator project.

ENDEAVOUR RELEASES UPDATED MINERAL RESOURCE AT HOUNDÉ MINE

Endeavour Mining (“Endeavour”) recently announced an updated Mineral Resource at the Houndé mine in Burkina Faso. The Kari Area of Houndé has been the focus of extensive exploration since 2017, with over 400,000 metres drilled and six discoveries made: Kari Pump, Kari Center, Kari West, Kari Gap, Kari Pump NE and Kari South. Sandstorm’s royalty covers a portion of the Kari Area.

Maiden Reserves for Kari West, along with an updated Houndé mine plan, are expected to be released in the second half of 2020 followed by Maiden Reserves for Kari Center and Kari Gap in the fourth quarter of 2020. An additional 20,000 metre drill program is planned for the second half of 2020.

For more information, visit the Endeavour website at www.endeavourmining.com and see the press release dated July 22, 2020. Sandstorm has a 2.0% NSR royalty on a portion of the Houndé mine.

INFERRED RESOURCE INCREASES TO 1 MILLION OUNCES AT 11.3 G/T GOLD AT PICKLE CROW PROJECT

On September 1, 2020, Auteco Minerals Ltd. (“Auteco”) released a JORC Inferred Resource estimate with 1,000,000 ounces of gold contained in 2.8 Mt at a grade of 11.3 g/t gold (using a 3.5 g/t block cut-off grade) at the Pickle Crow project in Ontario. The Inferred Resource is located within a 3.5 kilometre long zone containing 22 deposits which are adjacent to existing underground mine development and infrastructure.

Auteco commenced a 5,000 metre drilling program at Pickle Crow in late May, which has now expanded to a 45,000 metres program based on initial exploration results and observations. A third drill rig is expected to commence step-out drill testing in September to expedite resource growth and test multiple walk-up targets. Auteco’s drill program is fully funded following their recent capital raise.

For more information, visit the Auteco website at www.autecominerals.com.au and see the press releases dated May 27, 2020 and September 1, 2020. Sandstorm has a 0.5% NSR royalty on the Pickle Crow project.

SANDSTORM RECOGNIZED AS TSX TOP-30 PERFORMER

Sandstorm has been recognized in this year’s TSX30 ranking as one of the top 30 performers on the Toronto Stock Exchange (“TSX”). The TSX30 program is a sector-agnostic ranking of the top 30 performing companies on the TSX over a three-year period, based on dividend-adjusted share price appreciated.

For more information on the TSX30, visit: www.tsx.com/tsx30.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) attributable gold equivalent ounces and (ii) cash operating margin. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. Note these figures have not been audited and are subject to change. (i) As Sandstorm’s operations are primarily focused on precious metals, the Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. (ii) The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. Cash operating margin is calculated by subtracting cost of sales, excluding depletion from revenue and dividing this figure by attributable gold equivalent ounces sold ([$23.3 Million - $3.1 Million]/12,100 attributable gold equivalent ounces).

Note 2
These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

QP Qualified Person
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 202 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.